

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2013

Via E-mail
Mr. Chad Stone
Chief Financial Officer
Renewable Energy Group, Inc.
416 South Bell Avenue
Ames, IA 50010

> **Re:** **Renewable Energy Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 8, 2013**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2013**
> **Filed August 9, 2013**
> **File No. 1-35397**

Dear Mr. Stone:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Results of Operations, page 53

1.   To enhance a readers understanding of the impact that changes in your costs of goods sold had on your results of operations, please revise future filings to better quantify and discuss the changes in cost of goods sold as a percentage of revenues from period-to-period. Please show us what your revised disclosures will look like.

Item 8. Financial Statements and Supplementary Data, page 68

Notes to the Consolidated Financial Statements, page 74

General

2.   As indicated on page 21, we note that you are a holding company and some of your
        subsidiaries are subject to loan covenants that generally restrict them from paying
        dividends, making distributions or making loans to you or any other subsidiary. In light
        of this fact, please address the need to provide the disclosures required by Rule 4-08(e) of
        Regulation S-X.

Note 2 – Summary of Significant Accounting Policies, page 75
Inventories, page 76

3.   As discussed on page 37, we note that when you produce a gallon of biodiesel, you
        generate 1.5 Renewable Identification Numbers (RINs) per gallon and when you sell a
        gallon of biodiesel you generally attach 1.5 RINs. RINs may also be separated from the
        gallons of biodiesel and once separated, may be sold. In addition, you may acquire RINs
        from third parties. Please address the following comments in future filings:

        •   Please expand your inventory accounting policy to discuss how you account for the
            recognition of the RINs you generate;

        •   If you separate RINs from the gallons of biodiesel produced, expand your disclosures
            to clarify how you determine the cost of goods sold related to the RINs sold;

        •   As of each balance sheet date presented, separately disclose the value of the RIN
            inventory you generated from your production of biodiesel. In this regard, we note
            that you recognized a $19.6 million write-down to lower of cost or market on RIN
            inventory held throughout the year; and

        •   Expand your disclosures in Note 11 - Other Assets to clarify that the RIN inventory
            reflected in Other Assets relates to the RINs acquired from third parties.

        Please show us what your revised disclosures will look like.

Note 3- Stockholders' Equity of the Company, page 85
Note 4- Redeemable Preferred Stock, page 88

4.   Given the significant effect the 2012 recapitalization had on your determination of net
        income attributable to common stockholders, please expand your disclosures to clarify
        how you accounted for the exchange of Series A preferred stock for the Series B
        preferred stock and common stock as well as how you determined the $39 million effects
        of recapitalization recognized in your 2012 Consolidated Statement of Operations.
        Ensure your disclosures clarify how you determined the fair value of your Series B

preferred stock at its issuance date as well as how you determined the amounts reflected in your Consolidated Statements of Redeemable Preferred Stock and Equity (Deficit). Please show us what your revised disclosures will look like.

Note 4 – Redeemable Preferred Stock, page 88
Series B Preferred Stock, page 88

5.   We note that the conversion rate is subject to adjustment from time to time if certain events occur. Please expand your disclosures in future filings to identify the nature of those certain events.

Form 10-Q for the Fiscal Quarter Ended June 30, 2013

Item 1. Condensed Consolidated Financial Information, page 1

Note 1 – Basis of Presentation and Nature of the Business, page 6

6.   We note that during the second quarter, you revised your presentation of biodiesel government incentives revenue and biodiesel cost of goods sold to reflect the blenders credit refunded to customers as a reduction of biodiesel government incentives revenues verses biodiesel cost of goods sold. We have the following comments in this regard:

- Expand your accounting policy to discuss the nature of your obligation to provide customers with refunds related to the blenders credit and how and when such amount is determined and recognized; and

- With reference to ASC Topic 605-45, please fully address the appropriateness of netting the amount refunded to customers against the biodiesel government incentives revenues recognized.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Jeanne Baker at (202) 551-3691 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief